EXHIBIT 17.2

On Feb 4, 2009, at 10:34 AM, Paul Freiman wrote:

Dear Barry;

I reviewed the SEC Form 8-K that was filed by Neurobiological Technologies,Inc on February 2nd, 2008, that announced my resignation from the Board of Directors of the Company. I object to the contents of the Form 8-K. The Form 8-K speculated as to the reasons for my resignation from the Board of Directors. The stated reasons are not true. More troubling to me is that the Form 8-K did not state or make any reference to the explanations for my resignation that were clearly stated in my resignation letter but, rather simply referenced my resignation letter as an attachment without mention of the contents of the letter.

In my resignation letter, I stated my concern that the Board of Directors was not responding to requests of stockholders of the Company that the excess cash of the company be distributed to the stockholders in the absence of a business strategy for the Company. I also reiterated my concern with the leadership structure established by the Board of Directors of the Company. I continue to have those concerns and wish to correct the ommission of my concerns from the form 8-K. I request that this letter be attached as an ammendment to the Form 8-K.

Sincerely,

Paul E. Freiman